SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30060; 813-194]

SK Private Investment Fund 1998 LLC, et al.; Notice of Application

May 4, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30 and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of the Application: Applicants request an order to exempt certain limited liability companies formed for the benefit of eligible employees of Skadden, Arps, Slate, Meagher & Flom and its affiliates from certain provisions of the Act. Each limited liability company will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: SK Private Investment Fund 1998 LLC, Project Capital 2004 Investment Fund LLC, Project Capital 2006 Investment Fund LLC, and Project Capital 2008 Investment Fund LLC ("Existing Funds"), and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps LLP").

Filing Dates: The application was filed on June 5, 1998 and amended on February 18, 1999, April 2, 1999, August 30, 2000, February 1, 2005, May 18, 2009, November 17, 2009, October 25, 2010, November 18, 2011, March 20, 2012, and May 3, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 30, 2012 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090. Applicants, Four Times Square, New York, New York 10036

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/seach.htm or by calling (202) 551-8090.

Applicants' Representations:

　　1.　　The Existing Funds are Delaware limited liability companies formed pursuant to limited liability company agreements. The applicants may in the future offer additional pooled investment vehicles identical in all material respects (other than form of organization, investment objective and/or strategy) to the same class of investors as those investing in the Existing Funds (the "Subsequent Funds" and, together with the Existing Funds, the "Investment Funds"). The applicants anticipate that each Subsequent Fund will also be structured as a limited liability company, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited partnership or corporation. The operating agreements of the Investment Funds are the "Investment Fund Agreements." An Investment Fund may include a single vehicle designed to issue interests in series ("Series") or having similar features to enable a single fund to function as if it were several successive funds for ease of administration. Each Investment Fund will be an employees' securities company within the meaning of section 2(a)(13) of the Act. Skadden Arps LLP, a Delaware limited liability partnership, and any "affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), that are organized to practice law are referred to collectively as "Skadden Arps" and individually as a "Skadden Arps Entity."

2.   In light of the community of interest that exists between Skadden Arps and the Eligible Investors (as defined below), the Investment Funds have been, and will be, established and controlled by Skadden Arps, within the meaning of section 2(a)(9) of the Act, so as to enable the Eligible Investors to participate in certain investment opportunities that come to the attention of Skadden Arps. Such opportunities may include separate accounts, registered investment companies, investment companies exempt from registration under the Act, commodity pools, real estate investment funds, and other securities investments (each particular investment, except any investment that is a "Temporary Investment,"[1] is referred to as an "Investment"). Participation

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[1]   It is anticipated that capital will be contributed to an Investment Fund only in connection with the funding of an Investment. Pending the payment of the full purchase price for an Investment,

as investors in the Investment Funds will allow the Eligible Investors who are members of the Investment Funds (the "Members") to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.

3. Interests in an Investment Fund ("Units") will be offered and sold in reliance upon the exemption from registration under the Securities Act of 1933 (the "Securities Act") contained in section 4(2) of the Securities Act or Regulation D under the Securities Act. Units will be offered only to persons ("Eligible Investors") who meet the following criteria: (a) current or former partners of, or key administrative employees and lawyers employed by, Skadden Arps (collectively, "Eligible Affiliates"), the immediate family members of Eligible Affiliates, which are a person's siblings, spouse, children, spouses of children, and grandchildren, including step and adoptive relationships ("Eligible Family Members"), or trusts or other entities the sole beneficiaries of which consist of Eligible Affiliates or their Eligible Family Members ("Eligible Trusts"); and (b) who are "accredited investors" as that term is defined in Regulation D under the Securities Act. Prior to offering a Unit to an individual, the Investment Committee (as defined below) must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards.

4. Each Investment Fund will have an investment committee ("Investment Committee"), which will consist of not less than two persons who are Eligible Affiliates and who

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funds contributed to the Investment Fund will be invested in high quality short-term investments, shares of money market funds, or bank deposits (collectively, "Temporary Investments").

may but are not required to be Members. The chief function of the Investment Committee will be to review possible Investments for the Investment Fund for submission to the Members for approval or disapproval. Members of the Investment Committee are selected by the executive managing partner of Skadden Arps, and typically include partners and key administrative employees of Skadden Arps knowledgeable in operation, taxation and regulation of Investments and of the Investment Funds. The Investment Committee may select Temporary Investments for the Investment Fund. No Investment will be made by an Investment Fund unless the Investment has been "Approved by the Members," which means (i) with respect to any matter relating to the Investment Fund, the approval by Members representing at least a majority of the capital commitments of such Investment Fund and (ii) with respect to any matter relating to a particular Series, the approval by Members representing at least a majority of the capital commitments attributable to such Series. No Members will make or have the right to make an individual investment decision with respect to any Investment submitted to the Members for approval or disapproval. The Investment Committee will consider whether it or any other person involved in the operation of the Investment Fund is required to register under the Investment Advisers Act of 1940 (the "Advisers Act"). Such persons will register as investment advisers under the Advisers Act if such registration is required under the Advisers Act and the rules under the Advisers Act.

5.   Each Investment Fund will have an administrator (the "Administrator") who is selected by the executive managing partner of Skadden Arps and who is knowledgeable in the operation and taxation of the Investment Funds. The Administrator may, but is not required to be, a Member in the Investment Fund. The Administrator will not recommend Investments or exercise investment discretion. No management fee or other compensation will be paid by any

Investment Fund or the Members to the Administrator.

6.   Applicants represent and concede that each of the Administrator, the members of the Investment Committee and the Tax Matters Partner (as defined below) are, as applicable, an "employee, officer, director, member of the an advisory board, investment adviser, or depositor" of the Investment Funds within the meaning of section 9 of the Act and an "officer, director, member of any advisory board, investment adviser, or depositor" within the meaning of section 36 of the Act and are subject to those sections.

7.   The specific investment objectives and strategies for a particular Investment Fund will be set forth in the Investment Fund Agreement and an information memorandum relating to the Units offered by the Investment Fund, and each Eligible Investor will receive a copy of the information memorandum and Investment Fund Agreement before making an investment in the Investment Fund. The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

8.   The value of the Members' capital accounts for the purpose of filing tax returns will be determined at such times as the Administrator, in consultation with the Tax Matters Partner under section 6231(a)(7) of the Internal Revenue Code of 1986 (the "Tax Matters Partner") deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end. Tax Matters Partner for the Investment Funds is selected by the executive managing partner of Skadden Arps, and typically will be a partner or a senior administrative employee of Skadden Arps responsible for the preparation or administration of tax reporting in connection with the Investment Funds. The Administrator will value the assets of an Investment Fund at the current market price (closing price) in the case of

marketable securities. All other securities or assets will be valued at fair value as determined in good faith by the Administrator.

9.   Administration of the Investment Funds will be vested in the Investment Committee, Tax Matters Partner and the Administrator. Each Investment Fund Agreement provides that the Investment Fund will bear its own expenses or that such expenses shall be borne by Skadden Arps. No separate management fee will be charged to an Investment Fund by the Investment Committee or the Administrator. No compensation will be paid by any Investment Fund or its Members to the Administrator, Tax Matters Partner, or the members of the Investment Committee for their services in such capacity.

10.   Whenever Skadden Arps, the members of the Investment Committees, the Administrator, the Tax Matters Partner or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action or omit to do any of the foregoing in such person's discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and their fiduciary duties (if any) owed to the Investment Funds and their Members.

11.   Each Investment Fund Agreement and any other organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect Skadden Arps, the members of the Investment Committee, the Administrator, the Tax Matters Partner, or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of such person's willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and

duties under such contract or organizational documents.

       12.   Each Investment Fund will send its Members an annual report regarding its operations as soon as practicable after the end of each fiscal year. The annual report of the Investment Fund will contain audited financial statements.[2] Each Investment Fund, within 120 days after the end of the tax year of such Investment Fund, if possible, or as soon as practicable thereafter, will transmit a report to each Member setting out information with respect to the Member's distributive share of income, gains, losses, credits and other items for federal income tax purposes, resulting from the operation of the Investment Fund during that year.

       13.   Members will not be entitled to redeem their respective Units. A Member will be permitted to transfer his or her Units only to Eligible Investors and only with the express consent of the Investment Committee or the Administrator. No fee of any kind will be charged in connection with the sale of Units of the Investment Fund.

       14.   Each Investment Fund Agreement provides that the Administrator may require a Member to withdraw from the Investment Fund if the Administrator, in its discretion, deems such withdrawal to be in the best interests of the Investment Fund, including in instances in which the Member is no longer an Eligible Investor or affiliated with Skadden Arps. Upon withdrawal, a Member will be entitled to receive at a minimum the lesser of (i) the amount actually paid by the Member to acquire the Units, plus interest, less those amounts returned to the Member as distributions, or (ii) the fair market value of the Units, determined at the time of withdrawal, as determined in good faith by the Administrator.

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[2]   For purposes of this requirement, "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X.

15.   To provide flexibility in connection with an Investment Fund's obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their capital commitments, each Investment Fund Agreement provides that the Investment Fund may engage in borrowings in connection with such funding of Investments. All borrowings by an Investment Fund will be debt of the Investment Fund and without recourse to the Members. The Investment Funds will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own any outstanding securities of the Investment Fund (other than short-term paper). If Skadden Arps makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest at a rate no less favorable to the Investment Funds than the rate that could be obtained on an arm's length basis. Skadden Arps may in its discretion advance funds to Eligible Investors for the purpose of making their capital contributions. Skadden Arps will charge no interest with respect to such loans.

16.   An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition, the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its

securities, the price of the company's securities and the amount of any sales load, the disposition

of the proceeds of any sales of the company's securities, how the company's funds are invested,

and the relationship between the company and the issuers of the securities in which it invests.

Section 2(a)(13) defines an employees' securities company as any investment company all of

whose securities (other than short-term paper) are beneficially owned (a) by current or former

employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family

members of such persons, or (c) by such employer or employers together with any of the persons

in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of

the Act provides that, in connection with any order exempting an investment company from any

provision of section 7, certain provisions of the Act, as specified by the Commission, will be

applicable to the company and other persons dealing with the company as though the company

were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the

Act exempting applicants from all provisions of the Act, except sections 9, 17, 30, 36 through 53,

and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b),

(e) and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants

request a limited exemption as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal, from

knowingly selling or purchasing any security or other property to or from the company.

Applicants request an exemption from section 17(a) to permit an Investment Fund: to invest in or participate as a selling security-holder in a principal transaction with one or more affiliated persons (as defined in section 2(a)(3) of the Act) ("First-Tier Affiliates") and affiliated persons of such First-Tier Affiliates ("Second-Tier Affiliates," and together with First-Tier Affiliates, "Affiliates") of an Investment Fund.

4.   Applicants submit that the exemptions sought from section 17(a) are consistent with the purposes of the Act and the protection of investors. Applicants state that the Members will be informed in an Investment Fund's communications relating to a particular Investment of the possible extent of the dealings by such Investment and its sponsors with Skadden Arps or any affiliated person thereof. Applicants also state that, as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with such dealings. Applicants assert that the community of interest among the Members and Skadden Arps will serve to reduce the risk of abuse in transactions involving the Investment Fund and Skadden Arps or any Affiliate thereof.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the registered investment company unless authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund.

6.   Joint transactions in which an Investment Fund could participate might include the following: (a) a joint investment by one or more Investment Funds in a security in which

Skadden Arps or another Investment Fund is a joint participant or plans to become a participant

or (b) a joint investment by one or more Investment Funds in another Investment Fund or any

other investment vehicle sponsored, offered or managed by Skadden Arps or any Affiliate

thereof; and (c) a joint investment by one or more Investment Funds in a security in which an

Affiliate is an investor or plans to become an investor, including situations in which an Affiliate

has a partnership or other interest in, or compensation arrangements with, such issuer, sponsor or

offeror.

7.   Applicants assert that compliance with section 17(d) and rule 17d-1 would cause

an Investment Fund to forego investment opportunities simply because a Member, Skadden Arps

or other Affiliates also had or contemplated making a similar investment. In addition, because

attractive investment opportunities of the types considered by an Investment Fund often require

that each participant make available funds in an amount that may be substantially greater than

that available to the investor alone, there may be certain attractive opportunities of which an

Investment Fund may be unable to take advantage except as a co-participant with other persons,

including Affiliates. Applicants believe that the flexibility to structure co- and joint investments

in the manner described above will not involve abuses of the type section 17(d) and rule 17d-1

were designed to prevent. Applicants acknowledge that any transactions subject to section 17(d)

and rule 17d-1 for which exemptive relief has not been requested in the application would

require specific approval by the Commission.

8.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-2 under the Act allows an investment company to act as self-

custodian. Applicants request an exemption to permit the following exceptions from the requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of Skadden Arps or of a partner of Skadden Arps; (ii) for the purposes of paragraph (d) of the rule, (A) employees of Skadden Arps will be deemed employees of the Investment Funds, (B) the Administrator will be deemed to be an officer of the Investment Funds, and (C) the members of the Investment Committee will be deemed to be the board of directors of the Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of Skadden Arps each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Investments also may be evidenced by partnership agreements or similar documents. Such instruments are most suitably kept in Skadden Arps' files, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

9.   Section 17(g) and rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company ("disinterested directors") take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company's board of directors. Paragraph (h) of rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one

or more parties from section 17(d) of the Act and the rules thereunder. Rule 17g-1(j)(3) requires

that the board of directors of an investment company satisfy the fund governance standards

defined in rule 0-l(a)(7).

10.   Applicants request an exemption from section 17(g) and rule 17g-1 to permit the

Administrator to take actions and determinations as set forth in the rule. Applicants state that,

because the Administrator will be an interested person of the Fund, the Fund could not comply

with rule 17g-1 without the requested relief. Specifically, each Fund will comply with rule 17g-1

by having the Administrator take such actions and make approvals as are set forth in rule 17g-1.

Applicants also request an exemption from the requirements of rule 17g-l(g) and (h) relating to

the filing of copies of fidelity bonds and related information with the Commission and the

provision of notices to the board of directors and from the requirements of rule 17g-1(j)(3).

Applicants believe the filing requirements are burdensome and unnecessary as applied to the

Investment Funds. The Administrator will maintain the materials otherwise required to be filed

with the Commission by rule 17g-l(g) and agrees that all such material will be subject to

examination by the Commission and its staff. Applicants also state that the notices otherwise

required to be given to the board of directors are unnecessary in the case of the Investment

Funds. The Funds will comply with all other requirements of rule 17g-1. The fidelity bond of the

Investment Funds will cover all employees of Skadden Arps who have access to the securities or

funds of the Investment Funds.

11.   Applicants request an exemption from the requirements, contained in section 17(j)

of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written

code of ethics and every "access person" of such registered investment company report to the investment company with respect to transactions in any security in which such access person has,

or by reason of the transaction acquires, any direct or indirect beneficial ownership in the

security. Applicants request an exemption from the requirements in rule 17j-1, with the exception

of rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment

Funds and because the exemption is consistent with the policy of the Act. Requiring the

Investment Funds to adopt a written code of ethics and requiring access persons to report each of

their securities transactions would be time-consuming and expensive and would serve little

purpose in light of, among other things, the community of interest among the Members of the

Investment Fund by virtue of their common association with Skadden Arps. Accordingly, the

requested exemption is consistent with the purposes of the Act because the dangers against which

section 17(j) and rule 17j-1 are intended to guard are not present in the case of the Investment

Fund.

       12.   Applicants request an exemption from the requirements in sections 30(a), 30(b),

and 30(e) of the Act, and the rules under those sections, that registered investment companies

prepare and file with the Commission and mail to their shareholders certain periodic reports and

financial statements. Applicants contend that the forms prescribed by the Commission for

periodic reports have little relevance to the Investment Funds and would entail administrative and

legal costs that outweigh any benefit to the Members. Applicants request exemptive relief to the

extent necessary to permit the Investment Funds to report annually to their Members. Applicants

also request an exemption from section 30(h) of the Act to the extent necessary to exempt the

Administrator, the members of the Investment Committee, and any other person who may be

deemed to be an officer, director, member of an advisory board, or otherwise subject to section

30(h), from filing Forms 3, 4 and 5 under section 16 of the Exchange Act with respect to their

ownership of Units. Applicants assert that, because there would be no trading market and the

transfer of Units is severely restricted, these filings are unnecessary for the protection of investors

and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically

review written policies reasonably designed to prevent violation of the federal securities laws and

to appoint a chief compliance officer. Each Investment Fund will comply with rule 38a-1(a), (c)

and (d), except that (i) because the Investment Fund does not have a formal board of directors,

the Investment Committee will fulfill the responsibilities assigned to the board of directors under

the rule, and (ii) because the Investment Committee does not have any disinterested members,

approval by a majority of the disinterested board members required by rule 38a-1 will not be

obtained. In addition, the Investment Funds will comply with the requirement in rule 38a-

1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the

chief compliance officer meet with the Investment Committee.

Applicants' Conditions:

The applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Each proposed transaction, to which an Investment Fund is a party, otherwise

prohibited by section 17(a) or section 17(d) and rule 17d-1 (the "Section 17 Transactions") will

be effected only if the Investment Committee determines that: (a) the terms of the Section 17

Transaction, including the consideration to be paid or received, are fair and reasonable to

Members of such Investment Fund and do not involve overreaching of such Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of such Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Administrator will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of such Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.   If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in (i) the Investment Committee's determination of whether or not to submit such Investment to the Members of the Investment Fund for approval and (ii) the vote of the Members to approve or disapprove the Investment.

3.   The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.   The Investment Committee will not make available to the Members of an

Investment Fund any investment in which a Co-Investor, as defined below, has or proposes to

acquire the same class of securities of the same issuer, where the investment involves a joint

enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment

Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all

or part of its investment, (a) gives the Investment Fund sufficient, but not less than one day's,

notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment

unless the Investment Fund holding such investment has the opportunity to dispose of its

investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the

Co-Investor. The term "Co-Investor" with respect to any Investment Fund means any person

who is (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the Investment Fund;

(b) Skadden Arps; (c) a partner, lawyer, or employee of Skadden Arps; (d) an investment vehicle

offered, sponsored, or managed by Skadden Arps or an affiliated person of Skadden Arps; or (e)

an entity in which Skadden Arps acts as a general partner or has a similar capacity to control the

sale or other disposition of the entity's securities.

The restrictions contained in this condition, however, shall not be deemed to limit or

prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-

owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect

wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to

immediate family members of the Co-Investor or a trust established for the benefit of any such

immediate family member; (c) when the investment is comprised of securities that are listed on a

national securities exchange registered under section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are NMS Stocks pursuant to section 11A(a)(2) of the Exchange Act and Rule 600(b) under the Exchange Act.

5.   Each Investment Fund will send to each person who was a Member in such Investment Fund at any time during the fiscal year then ended audited financial statements with respect to those Series in which the Member held Units. At the end of each fiscal year, the Administrator will make a valuation or have a valuation made of all of the assets of the Investment Fund as of the fiscal year end. In addition, as soon as practicable after the end of each fiscal year of each Investment Fund, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of such Investment Fund during such year.

6.   Each Investment Fund will maintain and preserve, for the life of such Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of such

Investment Fund to be provided to its Members, and agree that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary